UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07005743

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Distribution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

803 W Michigan Street, Suite A
(No. and Street)

Milwaukee, Wisconsin 53233
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Mortensen 414-299-2233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow Krause & Company LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400 Milwaukee, WI 53214
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMB Distribution Services, LLC, as of December 31, 20006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ANN M. MARANO
NOTARY
PUBLIC
STATE OF WISCONSIN

Signed before me on February 9, 2007 at Milwaukee, Wi.

Signature

President

Title

Notary Public My commission expires 3-30-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) XXXXXXXXXXXXXXXXXXXXXXXX Balance Sheet
- ☒ (c) Statement of Income (Loss).
- ☒ (d) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2006

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS


Virchow Krause
& company

INDEPENDENT AUDITORS' REPORT

To the Member
UMB Distribution Services, LLC

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC as of December 31, 2006 and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Distribution Services, LLC as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
February 14, 2007

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

ASSETS	
Cash and cash equivalents	$ 321,840
Accounts receivable - fees	220,598
Other assets	34,855
Reimbursable expenses	5,851
TOTAL ASSETS	$ 583,144

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 7,700
TOTAL LIABILITIES	7,700
MEMBER'S EQUITY	575,444
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 583,144

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
Year Ended December 31, 2006

REVENUES	$ 1,181,950
EXPENSES	
Management and administrative fees	780,284
Registration fees	49,811
Accounting fees	8,153
General and administrative	12,049
Total Expenses	850,297
NET INCOME	331,653
MEMBER'S EQUITY - Beginning of Year	443,791
Member's Distributions	(200,000)
MEMBER'S EQUITY - END OF YEAR	$ 575,444

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 331,653
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable - fees	(38,956)
Reimbursable expenses	10,320
Other current assets	335
Receivable from related party	10,000
Other accrued expenses	500
Net Cash Flows from Operating Activities	313,852
CASH FLOWS USED IN FINANCING ACTIVITIES	
Member's Distributions	(200,000)
Net Cash Flows Used in Financing Activities	(200,000)
Net Change in Cash and Cash Equivalents	113,852
CASH AND CASH EQUIVALENTS - Beginning of Year	207,988
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 321,840

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc., (the "Parent").

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2006 exceeded the $100,000 federally-insured limit.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of trade accounts receivable. At December 31, 2006, no allowance for doubtful accounts was provided as all receivables are considered collectible.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue

Revenue consists of fees for providing fulfillment and distribution services and is recognized when services are provided.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation.

The Company operates out of a location shared with the Parent

The Company has clients in common with the Parent, but provides independent services on behalf of those clients.

Related party transactions consist of expenses paid by the Parent on behalf of the Company, as well as expenses paid by the Company on behalf of the Parent These transactions are reimbursed periodically.

At December 31, 2006, no amounts are receivable from the Parent.

Scout Investment Advisors, Inc.

Both Scout Investment Advisors, Inc., one of the Company's clients, and the Parent, are subsidiaries of UMB Financial Corporation. The Company provides distribution-related services to Scout Investment Advisors, Inc. Revenue from Scout Investment Advisors, Inc. totaled $16,099 for the year ended December 31, 2006.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 3 - Major Clients

For the year ended December 31, 2006, two clients accounted for approximately 64.8% of the Company's total revenue. Accounts receivable from these clients at December 31, 2006 totaled $131,387, or approximately 59.8% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2006, the Company had net capital of $314,140 which was $289,140 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2006.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2006.

SUPPLEMENTAL INFORMATION



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Member
UMB Distribution Services, LLC

We have audited the accompanying financial statements of UMB Distribution Services, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 14, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 14, 2007

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 7,700
Total Aggregate Indebtedness	$ 7,700
Minimum required net capital (based on aggregate indebtedness)	$ 513
NET CAPITAL	
Member's equity	$ 575,444
Deductions:	
Accounts receivable - fees	(220,598)
Other assets	(34,855)
Reimbursable expenses	(5,851)
Net Capital	314,140
Net capital requirement (Minimum)	25,000
Capital in excess of minimum requirement	$ 289,140
Ratio of aggregate indebtedness to net capital	.03 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



Virchow Krause & company

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
UMB Distribution Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of UMB Distribution Services, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
February 14, 2007

END